Exhibit 99.1

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health to Participate in Two Upcoming Healthcare Investor Conferences

LAVAL, Quebec—Feb. 22, 2021— BELLUS Health Inc. (Nasdaq:BLU; TSX:BLU) (“BELLUS Health” or the “Company”), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that Roberto Bellini, BELLUS Health's President and Chief Executive Officer, will participate in two upcoming virtual healthcare investor conferences.

Presentation Details:

Event: Cowen 41st Annual Health Care Conference
Format: Respiratory/infections panel discussion
Date/Time: Monday, March 1, 2021 at 10:20 a.m. EST

Event: H.C. Wainwright Global Life Sciences Conference
Format: Prerecorded corporate presentation
Date/Time: Available starting on Tuesday, March 9, 2021 at 7:00 a.m. EST

An audio webcast from the H.C. Wainwright event may be accessed on the Events and Presentations page under the Investors & Media section of BELLUS Health's website at www.bellushealth.com. Following the event, an archived webcast will be available on the Company’s website.

About BELLUS Health (www.bellushealth.com)

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company's product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks and is associated with significant adverse physical, social and psychosocial effects on health and quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. There is no specific therapy approved for refractory chronic cough and current treatment options are limited.

Chronic pruritus, the second indication for BLU-5937, is commonly known as chronic itch and is an irritating sensation that leads to scratching and persists for longer than six weeks, which can be debilitating and can significantly impact quality of life. It is a hallmark of many inflammatory skin diseases, including atopic dermatitis (“AD”). It is estimated that AD afflicts approximately 5% of adults in the United States. Despite currently available treatments targeting AD, there continues to be a lack of options targeting the burden of pruritus in AD patients.

FOR MORE INFORMATION, PLEASE CONTACT:
Danny Matthews
Director, Investor Relations and Communications
danny@bellushealth.com

Media:
Julia Deutsch
Solebury Trout
jdeutsch@soleburytrout.com

Source: BELLUS Health Inc.